
Grand Banks
Energy Corporation


06014019


RECEIVED
JUN 0 2 2006
185

June 1, 2006

Via Federal Express

Securities and Exchange Commission
Office of International Corporation Finance
100 F Street, NE
Washington, DC 20549

SUPPL

Dear Sir/Ms.

Re: Grand Banks Energy Corporation
File No. 82-34896

For filing, in compliance to an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find enclosed a Schedule A for the month of May 2006, with the document(s) listed attached

We trust everything is in order, however if you require further information please contact my assistant, Shelley Sammartino, at (403) 262-8666 extension #114.

Yours truly,

GRAND BANKS ENERGY CORPORATION


PROCESSED
JUN 0 5 2006
THOMSON
FINANCIAL

E.C. (Ted) McFeely
President and Chief Executive Officer

ECM/ss
Enclosure

SCHEDULE A

Documents filed during the month of May 2006

DOCUMENT

1. 2005 Annual Report
2. Financial Statement Request Form
3. Notice of Annual General Meeting of Shareholders
4. Notice of Meeting and Management Proxy Circular dated April 26, 2006
5. Instrument of Proxy
6. Certificate of re dissemination to shareholders
7. Management Discussion and Analysis for the Three Months Ended March 31, 2006
8. 2006 First Quarter Interim Report
9. Form 51-109F2 – Certification of Interim Filings – CEO
10. Form 51-109F2 – Certification of Interim Filings - CFO
11. Press Release dated May 24, 2006
12. Press Release dated May 26, 2006

Grand Banks Energy Corporation
(the "Corporation")

Financial Statement Request Form

To the Shareholders:

In accordance with NI 51-102, Continuous Disclosure Obligations, an Issuer is no longer required to send annual or interim financial statements to its shareholders. This form is to be used by the shareholder to request a copy of the Issuer's financial statements and Management Discussion and Analysis.

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to security holders and investors in a more timely and cost efficient manner than by traditional paper methods. In cases where the method of delivery is not mandated by legislation, documents may be delivered by electronic means if the recipient provides consent to receive the documents by that method.

If you wish to receive financial statements, and/or you wish to receive corporate information via electronic mail, please complete and return this form to:

Grand Banks Energy Corporation
1600 - 444 - 5 Avenue SW
Calgary, Alberta, T2P 2T8

☐ I would like to receive financial statements by regular mail.

☐ I consent to receive financial statements via electronic mail.

____
Name of Shareholder (Please Print)

____
Address

____
City Province Postal Code

____
E-mail Address

The undersigned hereby certifies to be a shareholder of Grand Banks Energy Corporation.

____

Signature of Shareholder

Dated ____________________, 2006

GRAND BANKS ENERGY CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an Annual General Meeting of the holders of Common Shares of Grand Banks Energy Corporation ("the Corporation") will be held at the Petroleum Club, in the Cardium, at 319 - 5th Avenue S.W., Calgary, Alberta on Tuesday June 6, 2005 commencing at 10:30 a.m. (Calgary time) for the following purposes:

1. to receive the financial statements for the year ended December 31, 2005 and the auditors' report thereon;
2. to elect directors for the ensuing year;
3. to appoint auditors for the ensuing year and to authorize the directors to fix the auditor's remuneration;
4. to pass an ordinary resolution reaffirming the Corporation's stock option plan attached hereto as Schedule "A";
5. to transact such other business as may be properly brought before the Meeting, or any adjournment or postponement thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Management Information Circular which is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized will be available at the Meeting and will be available for inspection prior to June 6, 2005 at the registered and records office of the corporation at 1600, 444 – 5th Avenue S.W., Calgary, Alberta T2P 2T8 during normal business hours.

Shareholders are invited to attend the Meeting. Only shareholders of record at the close of business on May 2, 2006 are entitled to vote at the Meeting, except to the extent that a person has transferred any Common Shares after that date and the new holder of such shares establishes proper ownership and requests, not later than ten days before the Meeting, to be included in the list of shareholders eligible to vote at the Meeting.

Shareholders who are unable to attend the Meeting in person may appoint a proxy to attend and vote on their behalf. If you are unable to attend the Meeting in person, you are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, forms of proxy must be received not later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the Meeting or any adjournment thereof by Global Corporate Compliance, 310, 441 - 5 Ave SW, Calgary, Alberta T2P 2V1.

Dated at the City of Calgary, in the Province of Alberta this 26th day of April, 2006.

By Order of the Board

(signed) *"E.C. (Ted) McFeely"*
E. C. (Ted) McFeely, Chairman,
Chairman, President and Chief Executive Officer

INSTRUMENT OF PROXY

For the Annual General Meeting of the Shareholders of

GRAND BANKS ENERGY CORPORATION

To be held on June 6, 2006

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION

The undersigned, registered shareholder of Grand Banks Energy Corporation, (the "Corporation") hereby appoints (with full power of appointment and substitution), E.C. (Ted) McFeely, President, or failing him, David E. Blain, Chief Financial Officer or in place of the foregoing, ______________________________ as Proxy of the undersigned to attend the Annual General Meeting of registered shareholders of the Corporation to be held at the Cardium Room, Petroleum Club, 319 – 5th Ave S.W., Calgary, Alberta on Tuesday, June 6, 2006 at 10:30 a.m. (Calgary time) and at any adjournment thereof. The undersigned hereby revokes any instrument of proxy previously given to attend and vote at the said Annual General Meeting. Without limiting the general power hereby conferred, the person above named is directed to vote as follows:

1. VOTE FOR _____ or WITHHOLD _____ electing as directors the nominees of management named in the information circular dated April 26, 2006 (the "Information Circular"): **(if no selection is made, to vote FOR the nominees of management)**

2. VOTE FOR _____ or WITHHOLD _____ appointing Deloitte & Touche LLP, Chartered Accountants, as the auditors of the Corporation: **(if no selection is made, to vote FOR the appointment of Deloitte & Touche as auditor)**

3. VOTE FOR _____ or TO VOTE AGAINST ______ approving a rolling stock option plan authorizing the grant of options for common shares to a maximum of 10%; **(if no selection is made, to vote FOR the Option Plan)**

4. **At the discretion of the said Proxyholder, to vote upon any amendments or variation of the above matters or any other matter that may be properly before the Annual General Meeting or any adjournment thereof.**

This Proxy is solicited on behalf of the Management of the Corporation and will be voted as directed in the space provided above or, if no direction is given, it will be voted FOR each resolution.

The persons named in this Proxy are directors and officers of the Corporation. Each shareholder has the right to appoint a person, who need not be as shareholder, to attend and to act for him on his behalf at the Annual General Meeting, other than the persons designated above. To exercise such rights, the names of the persons designated by Management to act should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

Dated this ______day of ____________, 2006.

____

Signature of Shareholder

____

Shareholder's Name (Please Print)

Instructions for Completing Instrument of Proxy

1. In the event that the date is not completed, this Proxy will be deemed to be dated upon the day that it is mailed by the Corporation.
2. This Proxy will not be valid and will not be acted upon or voted unless it is signed and delivered to the attention of the Global Corporate Compliance Inc., 310, 441 — 5th Avenue S.W., Calgary, Alberta T2P 2V1, not later than 48 hours (excluding Saturdays, Sundays, and holidays) prior to the Meeting or any adjournment thereof.
3. In addition to any revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the security holder or his attorney duly authorized in writing or, if the security holder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized and deposited either at the registered office of the Corporation, 1600, 444 — 5th Avenue S.W., Calgary, Alberta T2P 2T8, at any time up to and including 4:30 p.m. on the last Business Day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman at the Meeting on the day of the Meeting, or any adjournment thereof and upon such deposit, the proxy is revoked.
4. The signature on this Form of Proxy should be exactly the same as the name in which the shares are registered. If the appointer is a corporation, the Form of Proxy must be executed under its corporate seal and signed by an officer or attorney duly authorized. Persons signing as executors, administrators, trustees etc. should so indicate.



GLOBAL corporate compliance

May 16, 2006

Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange

Dear Sirs:

Re: Grand Banks Energy Corporation
Annual General Shareholders Meeting to be held June 6, 2006

We confirm that the following material was sent on today's date, by pre-paid mail to the registered shareholders:

1. Notice of Meeting & Information Circular
2. Annual Report containing Audited Annual Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2005
3. Instrument of Proxy
4. Financial Request Card
5. Return envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding shareholder communications.

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

"Brenda Davis"

Brenda Davis
Associate

c.c. Grand Banks Energy Corporation

Global Corporate Compliance Inc. 310, 441 5th Avenue SW Calgary AB T2P 2V1
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com


Grand Banks
Energy Corporation

Management Discussion and Analysis
For the Three Months Ended March 31, 2006

HIGHLIGHTS

Three Months Ended March 31,	2006	2005	Change
(000s, except per share amounts)	*($)*	*($)*	*(%)*
Financial Results			
Gross revenues	**4,632**	1,921	141
Net loss	**(425)**	(282)	(51)
Per share – basic	**(0.01)**	(0.01)	-
Per share – diluted	**(0.01)**	(0.01)	-
Funds generated from operations [(1)]	**2,803**	856	227
Per share – basic	**0.09**	0.04	125
Per share – diluted	**0.09**	0.03	200
Additions to property and equipment, net	**7,196**	6,673	8
Total assets	**43,511**	30,934	41
Working capital	**(2,576)**	3,805	(168)
Asset retirement obligation	**964**	477	102
Flow-through share obligations	**3,500**	7,350	(52)
(000s)	*(#)*	*(#)*	*(%)*
Share Data			
Equity outstanding at March 31,			
Common shares	**29,790**	26,541	12
Stock options	**2,965**	1,730	71
Warrants	**-**	2,075	(100)
Fully diluted	**32,755**	30,346	8
Sales Volumes (average)			
Natural gas *(mcf/d)*	**1,844**	2,224	(17)
Crude oil and liquids *(bbls/d)*	**643**	98	556
Royalty income *(boe/d)*	**-**	4	(100)
Average boe/d *(6:1)*	**951**	473	101
Product Prices (average)			
Natural gas *($/mcf)*	**7.80**	7.02	11
Crude oil and liquids *($/bbl)*	**57.21**	52.79	8
	($/boe)	*($/boe)*	*(%)*
Netback Analysis			
Oil and gas revenue *(6:1)*	**53.84**	44.34	21
Royalty expense	**9.20**	10.59	(13)
Operating costs	**8.09**	7.84	3
Netback	**36.55**	25.91	41

(1) Funds generated from operations is a non-GAAP measure that represents net income plus depletion, depreciation and amortization, stock-based compensation, future taxes and other non-cash expenses. See further discussion under Non-GAAP Measures in the Management's Discussion and Analysis.

LETTER TO SHAREHOLDERS

The first quarter of 2006 has seen Grand Banks Energy Corporation continue with its strategy of acquiring and developing land prospective for light oil in the Williston Basin, while participating in high impact joint ventures targeting deeper high deliverability gas reservoirs in Alberta.

Production for the quarter averaged 951 boe/d, which is just over double our Q1 2005 average of 473 boe/d. Over the last year, a key corporate challenge has been to replace production from high deliverability but short reserve life gas reserves brought on stream in early 2005. We have largely accomplished that goal with new light oil production from wells drilled on our lands in the Williston Basin. Our production now consists predominantly of light oil (68%). Our current production rate, with all wells on, is in the 850 boe/d range.

We have amassed a very considerable land position exceeding 20,000 net acres in the Williston Basin, and operate an additional 30,000 gross acres (with a 50% working interest) an exploration farm-in joint venture. We drilled the first earning well on the joint venture lands in February earning 4.0 gross sections of land and gathering important reservoir information from the Middle Bakken Sandstone within the Bakken Viewfield play fairway. The next step in the project will be to drill two Bakken horizontal wells starting in late May once our contracted drilling rig is able to move after spring break up.

Following this, we will move the rig to the Sinclair area of Manitoba and eastern Saskatchewan to continue our drilling activity targeting the Bakken/Three Forks play. A number of these wells will be horizontals, at a 100% working interest, which we believe will increase production and reserves.

We continue to operate the drilling of a 5,000 meter Leduc Pinnacle test at Harley (Tower Creek) in which the Corporation has a 16.67% non-reverting working interest. We have successfully run intermediate casing to a depth of 3,900 meters, and continue to drill, ahead of schedule and within budget, and expect to reach total depth before the end of June 2006.

On behalf of the Board of Directors,

[signature]

Edward C. McFeely
President & Chief Executive Officer
May 24, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of Grand Banks and accompanying notes for the three months ended March 31, 2006 and 2005. In this MD&A, production and reserves information are commonly reported in units of barrels of oil equivalent ("boe"). For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil. This conversion ratio of 6:1 is based on an energy equivalent wellhead value for the individual products. Such disclosures of boes may be misleading, particularly if used in isolation. Readers should be aware that historical results are not necessarily indicative of future performance.

This MD&A and the unaudited annual financial statements and accompanying notes have been prepared by management and approved by the Audit Committee of the Board of Directors of Grand Banks and include information to May 24, 2006. These interim financial statements have not been reviewed or audited on behalf of the shareholders by the Company's independent external auditors, Deloitte & Touche.

All financial measures presented in this Interim Report are expressed in Canadian dollars unless otherwise indicated.

Operations

Sales Volumes

Total sales increased to an average of 951 boe/d in the first quarter of 2006 from an average of 473 boe/d in the first quarter of 2005. The 478 boe/d improvement was due to a 545 bbls/d increase in crude oil and liquids volumes and a 380 mcf/d decrease in natural gas volumes. The increases in oil and liquids resulted mainly from new wells at Kingsford (425 boe/d) in southeast Saskatchewan and from the Sinclair area (82 boe/d) in southwestern Manitoba and southeastern Saskatchewan. The decline in natural gas volumes was primarily due to declines experienced at Blueberry and Bittern Lake, offset by production gains during the period at Virginia Hills and Kakwa in Alberta. All of the Corporation's sales volumes consisted of natural gas and light to medium crude oil, with no heavy oil.

Drilling

During the first quarter of 2006, Grand Banks participated in 9 wells (6.1 net). The Corporation operated 7 of these wells (6.0 net). This program resulted in 5 (4.4 net) oil wells, 2 (0.2 net) standing wells and 2 (1.5 net) dry holes, for an average 78% (75% net) success rate. By March 31, 2006, all the oil wells had been brought on production.

In addition, Grand Banks et al Tower Creek 2-21-55-27 W5M commenced drilling operations in the first quarter of 2006 and is currently drilling ahead on budget and ahead of schedule. Grand Banks is operating the drilling of the well and is participating for a 16.67% (non-reverting) working interest. The well, which targets a Leduc pinnacle reef, is expected to reach total depth before the end of June 2006.

First Quarter Results

The following comments relate to results for the three months ended March 31, 2006 compared with the three months ended March 31, 2005 unless otherwise stated.

Gross Revenues

Total gross revenues increased $2,710,000 in the first quarter to $4,632,000 from $1,921,000 or 141% due to increased crude oil revenues. Crude oil and liquids revenues were $3,312,000 in the first quarter of 2006 compared with $464,000 in the same quarter in 2005. The $2,848,000 or 614% increase was due to a 545% rise in crude oil and liquids volumes combined with a 8% increase in prices. Natural gas revenues totaled $1,294,000, down $112,000 or 8% from $1,406,000 in 2005, due to a 17% decrease in natural gas volumes and an 11% improvement in product prices. For the three months ended March 31, 2006, interest income totaled $25,000 versus $34,000 in 2005 due to lower average cash balances earning interest. The Corporation has not hedged any of its production.

Royalty Expenses

Royalty costs, net of Alberta Royalty Tax Credit ("ARTC") were $787,000 or 17% of production revenues compared with $450,000 or 24% in 2005. The amount of royalties increased due to higher sales revenues, while the decrease in royalty rate, net of ARTC, was due to new wells with royalty holidays.

Production Expenses

Production expenses totaled $692,000 or $8.09/boe for 2006 compared with $333,000 or $7.84/boe in the first quarter of 2005. The $359,000 increase was mainly a result of higher production volumes.

Accretion of Asset Retirement Obligations

The accretion of asset retirement obligations totaled $19,000 in the first quarter of 2006 compared with $16,000 in 2005. This $3,000 or 19% increase was due to an increase in the total number of estimated wells to be abandoned and reclaimed in the future.

Depletion and Depreciation

Depletion and depreciation totaled $2,848,000 or $33.28/boe compared with $1,014,000 or $23.84/boe in the first quarter of 2005. The $1,834,000 increase in depletion costs was due to a 101% increase in production volumes and a 40% increase in the depletion rate that was a result of higher finding and development costs for proved reserves. Probable reserves and unevaluated property costs are not included in the depletion calculation.

Interest

Interest expense increased to $48,000 in the first quarter of 2006 from $28,000 in 2005, an increase of $20,000. The increase in interest costs was due higher loans fees and an increase in flow through share obligations during the first quarter of 2006 compared with 2005.

General and Administrative Costs

General and administrative expenses for the first quarters of 2006 and 2005 are summarized as follows:

Three Months Ended March 31,	**2006**	2005	Change	
(000s)	*($)*	*($)*	*($)*	*(%)*
Consulting fees	**111**	116	(5)	(4)
Directors' fees	**12**	12	-	-
Filing and transfer fees	**37**	10	27	270
Legal and audit	**21**	23	(2)	(9)
Other	**76**	43	33	77
Rent and office	**62**	44	18	41
Salaries and benefits	**162**	125	37	30
Overhead recovered	**(179)**	(41)	(138)	(337)
Overhead capitalized		(78)	78	100
	302	254	48	19
Costs per boe	**3.53**	5.97		

General and administrative costs increased $48,000 or 19% due primarily to costs of expanded operations and reduced overhead capitalized partially offset by increased recoveries from operations. Overhead recoveries increased due to more operated capital projects. The decrease in capitalized overhead was due to higher overhead recovered. The decline in the cost per boe was attributable to higher production volumes partially offset by increased general and administrative costs.

Stock-Based Compensation

Stock-based compensation costs were $361,000 in the first quarter of 2006 compared with $108,000 in 2005, an increase of $253,000 or 234%. During the first quarter of 2006, the Corporation issued 695,000 stock options compared with none issued in the first quarter of 2005. Stock-based compensation costs are amortized over the vesting period, which is up to two years from the date of grant.

Net Loss

Grand Banks recorded net loss of $425,000 or $0.01 per share for the first quarter of 2006 compared with $282,000 or $0.01 per share in 2005.

Liquidity and Capital Resources

At March 31, 2006, the Corporation had working capital deficiency of $2,576,000 (net debt) versus $1,777,000 working capital at December 31, 2005. During the first quarter of 2006, the Corporation had funds generated from operations of $2,803,000. (See "Non-GAAP Measures.") Grand Banks currently has a $10,000,000 line of credit available at the bank's prime rate plus 0.25%, which was not drawn at March 31, 2006. The Corporation has not declared any dividends. Grand Banks expects it has sufficient capital resources to meet its planned activities during the first half of 2006. The Corporation had a $3,500,000 flow-through spending obligation at March 31, 2006, which it believes will be met by the December 31, 2006 deadline.

Financing Activities

During the first quarter of 2006, the Corporation was granted an increase in its line of credit from $5,400,000 to $10,000,000.

Investing Activities

Additions to property and equipment net of dispositions totaled $7,196,000 in the first quarter of 2006 compared with $6,673,000 in 2005, an increase of $523,000 or 8%. The details of the spending changes are summarized in the following table:

Three Months Ended March 31,	**2006**	2005	Change	
(000s)	*($)*	*($)*	*($)*	*(%)*
Land	**211**	125	86	69
Geological and geophysical	**41**	50	(9)	(18)
Drilling and completion	**5,913**	5,553	360	6
Equipment and gathering	**1,134**	860	274	32
G&A capitalized	**-**	78	(78)	(100)
Office equipment	**10**	7	3	43
	7,309	6,673	636	10
Proceeds of disposition	**(113)**	-	(113)	
Additions to property and equipment, net of proceeds	**7,196**	6,673	523	8

The increase in capital spending was primarily due to an increase in the number of wells drilled and equipped during 2006.

Financial Instruments

Grand Banks has not entered into any commodity or financial instrument hedges, however, it does carry various forms of financial instruments, all of which are recognized in the Corporation's financial statements. Unless otherwise indicated in the financial statements, it is management's opinion that the Corporation is not exposed to excessive interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise indicated. The Corporation has no unrecognized gains or losses on its financial instruments.

Obligations

As of March 31, 2006	Payments Due By Period				
	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
(000s)	*($)*	*($)*	*($)*	*($)*	*($)*
Office lease	210	124	86	-	-
Flow-through shares	3,500	3,500	-	-	-
Operating leases	43	43	-	-	-
Lease rentals land	485	101	182	141	61
Asset retirement	1,677	174	103	12	1,388
Total contractual obligations	5,915	3,942	371	153	1,449

At March 31, 2006, the Corporation had farm-in obligations for two wells during the remainder of 2006 and two wells in 2007 that are not included in the preceding table. The most significant of these obligations is for the well at Harley, which is currently being drilled. Grand Banks is the operator and has a 16.67% working interest in this well. These farm-in obligations are expected to meet some of the flow-through share obligations outlined in the preceding table.

The Corporation had no outstanding bank debt at March 31, 2006.

Subsequent to March 31, 2006 the Corporation committed to an extension of the existing office lease to December 1, 2011 representing an incremental amount of $1.2 million.

Transactions with Related Parties

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties and which is similar to those negotiated with third parties.

(a) Consulting fees of $61,000 (2005 – $32,400) were incurred to companies controlled by officers of the Corporation for the period ended March 31, 2006. These officers did not receive a salary during the period covered by the consulting fees.

(b) The Corporation conducts oil and gas exploration and development activities and related transactions with organizations managed or controlled by directors. These transactions are negotiated and conducted using standard industry agreements and terms.

(c) Included in general and administrative expenses is $12,000 (2005 – $12,000) relating to directors' fees paid to independent directors.

(d) Included in other income is $600 (2004 – $3,700) of interest charged on the share purchase loans.

Summary of Quarterly Results

Three Months Ended	Jun.30, 2004	Sep.30, 2004	Dec.31, 2004	Mar.31, 2005	Jun.30, 2005	Sep.30, 2005	Dec.31, 2005	**Mar.31, 2006**
Sales Volumes								
Natural gas *(mcf/d)*	286	362	904	2,224	5,653	4,755	2,690	**1,844**
Crude oil and liquids *(bbls/d)*	62	70	81	98	180	227	522	**643**
Royalty income *(boe/d)*	6	8	7	4	1	1	-	**-**
Average boe/d *(6:1)*	116	139	238	473	1,123	1,021	970	**951**
Product Prices								
Natural gas *($/mcf)*	7.21	6.20	6.75	7.02	7.37	8.74	11.60	**7.80**
Crude oil and liquids *($/bbl)*	45.04	51.47	48.71	52.79	51.82	60.38	57.34	**57.21**
Oil equivalent *($/boe)*	44.25	44.35	43.29	41.97	45.48	54.23	63.01	**53.84**
(000s, except per share amounts)	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*	
Financial Results								
Gross revenues	513	606	993	1,921	4,685	5,117	5,653	**4,632**
Net loss	(70)	(50)	1,299	(282)	1,018	(1,113)	1,307	**(425)**
Per share – basic	(0.00)	(0.00)	0.06	(0.01)	0.04	(0.04)	0.04	**(0.01)**
Per share – diluted	(0.00)	(0.00)	0.06	(0.01)	0.04	(0.04)	0.04	**(0.01)**
Funds generated from operations	135	206	284	856	2,681	2,532	2,997	**2,803**
Additions to property and equipment, net of proceeds	1,097	1,957	9,257	6,673	2,020	5,291	8,270	**7,196**
Total assets	13,665	14,395	24,647	30,934	31,492	34,713	42,336	**43,511**
Working capital	8,139	6,388	3,802	3,805	4,499	3,745	1,777	**(2,576)**
Flow-through share obligation	4,893	3,786	5,000	7,350	6,350	5,350	6,740	**3,500**
Asset retirement obligation	260	297	341	477	827	832	894	**964**

Quarterly Comparison:

The quarterly results are prepared without audit or review by the Corporation's independent auditors. The table summarizes the Corporation's financial and operating results for the past eight quarters. Sales volumes are average for the period shown, net to the Corporation, before the deduction of royalties.

Sales Volumes

Sales volumes have increased from 116 boe per day during the second quarter of 2004 to 951 boe per day for the current quarter due to drilling results. Natural gas volumes grew from 286 mcf per day to 5,653 mcf per day in the second quarter of 2005 then declined to 1,844 mcf per day in the current quarter. The increase in natural gas volumes is due to successful drilling in Bittern Lake, Blueberry, Bonanza, Berland River, Pouce Coupe and Virginia Hills in Alberta. The subsequent decrease in natural gas volumes is the result of natural declines and a shift in capital expenditures towards oil development. Crude oil and liquid volumes, as a result, rose from 62 barrels per day in the second quarter of 2004 to 643 barrels per day in the current quarter due to new wells at Kingsford, Sinclair and Frys in Williston basin area of Saskatchewan and Manitoba.

Gross Revenues

Total gross revenues, on a quarterly basis, increased from $513,000 in the second quarter of 2004 to $4,632,000 in the current quarter. The increases in gross revenues were directly related to the sale volumes previously discussed combined with product price changes.

Hedging

All of the Corporation's natural gas, crude oil and liquids were sold at spot prices, which are subject to world and North American supply and demand fundamentals.

Net Income (loss)

Grand Banks had a net loss of in all but three of the past eight quarters. Higher costs of finding proved reserves have increased depletion costs as quickly as revenues have grown. The Corporation had net income in three quarters as a result of recording a future tax benefit from flow-through shares. These future tax benefits were recorded the fourth quarter of 2004 ($2,259,000) the second quarter of 2005 ($1,967,000) and the fourth quarter of 2005 ($1,123,000) resulting in a net income for those quarters.

Other Items

Outstanding Shares, Options and Warrants

The following table is a summary of the Corporation's share capital structure:

As at	**March 31, 2006**	**May 24, 2006**
(000s)	*(#)*	*(#)*
Common shares outstanding	**29,790**	**29,790**
Options outstanding	**2,965**	**2,965**
Fully diluted	**32,755**	**32,755**

Stock Options	Shares	Weighted Average Exercise Price	Weighted Average Term
	(#000s)	*($)*	*(Years)*
Options outstanding, December 31, 2005	2,310	1.10	4.6
Options outstanding, March 31, 2006	**2,965**	**1.23**	**4.7**
Options vested, March 31, 2006	**1,765**	**1.15**	**3.9**

Accounting Policy Changes

There were no accounting policy changes in 2006.

Critical Accounting Estimates

Management is required to make judgements, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Corporation.

Reserve estimates have a significant impact on income or loss, as they are a key component in the calculation of depletion and depreciation and site restoration costs. A change in the reserve quantity estimates will result in a corresponding change in depletion, depreciation and site restoration costs. In addition, if capitalized costs are determined to be in excess of the calculated ceiling, which is based on reserve quantities and values, the excess must be written off as an expense. The reserves and estimated future net cash flow from the assets of Grand Banks have been independently evaluated by Paddock Lindstrom & Associates Ltd at December 31, 2005 and updated by management to March 31, 2006. The reserve estimates are approved by the reserves committee and the Board of Directors.

Future site restoration costs are estimated and amortized over the life of reserves. These costs were estimated by management using industry standard guidelines. A change in estimated future site restoration costs will change the amortization of site restoration costs included in depletion and depreciation expense.

Non-GAAP Measures

Funds generated from operations is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). Management believes that funds generated from operations is a useful measure of financial performance. For the purposes of funds generated from operations calculations, the following table reconciles the non-GAAP financial measures "funds generated from operations" to "net income," the most comparable measure calculated in accordance with GAAP:

Three Months Ended March 31,	**2006**	2005
(000s)	*($)*	*($)*
Net loss	**(425)**	(282)
Adjustments for:		
Accretion of asset retirement obligation	**19**	16
Depletion and amortization	**2,848**	1,014
Stock-based compensation	**361**	108
Funds generated from operations	**2,803**	856

Netback is the average per unit of volume for oil and gas revenues less royalties and production costs incurred. Netback is expressed in terms of dollars per boe and is calculated in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

Forward-Looking Statements

This Annual Report contains forward-looking or outlook information with respect to Grand Banks. The use of any of the words "anticipate," "continue," "estimate," "expect," "may," "will," "project," "should," "believe," "outlook," and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the Corporation's forward-looking statements. Consequently, all of the forward-looking statements made in this Annual Report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Corporation will be realized, or that they will have the expected consequences or effects on the Corporation or its business or operations. The Corporation assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A.

- Volatility in market prices for oil and natural gas.
- Risks inherent in the Corporation's operations.
- Geological, technical, drilling and processing problems.
- General economic conditions.
- Industry conditions, including fluctuation in the price of oil and natural gas.
- Governmental regulations.
- Fluctuation in foreign exchange and interest rates.
- Unanticipated events that can reduce production or cause production to be shut-in or delayed.
- Failure to obtain industry partners and other third party consents and approvals, when required.
- The need to obtain required approvals from regulatory authorities.
- The other factors discussed in the "Operational and Other Business Risks" section of this MD&A.

Operational and Other Business Risks

Need to Replace and Grow Reserves

The future oil and natural gas production of Grand Banks, and therefore future cash flows, are highly dependent upon ongoing success in exploring its current and future undeveloped land base, exploiting the current producing properties and acquiring or discovering additional reserves. Without reserve additions through exploration, acquisition or development activities, reserves and production will decline over time as reserves are depleted.

The business of discovering, developing or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital become limited or unavailable, the ability of Grand Banks to make the necessary capital investments to maintain and expand its oil and natural gas reserves may be impaired.

There can be no assurance that the Corporation will be able to find and develop or acquire additional reserves to replace and grow production at acceptable costs.

Exploration, Development and Production Risks

Oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures made on future exploration by Grand Banks will result in new discoveries of oil and natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones, tools lost in the hole and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

The long-term commercial success of Grand Banks depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that the Corporation will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participation are identified, Grand Banks may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rate over time, production

delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blowouts, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Reserve Estimates

The production forecast and recoverable estimates contained in the Corporation's engineering report are only estimates and the actual production and ultimate recoverable reserves from the properties may be greater or less than the reserve estimates.

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of Grand Banks. The reserve and cash flow information set forth herein represent estimates only. The reserves and estimated future net cash flow from the assets of Grand Banks *have been independently evaluated by Paddock Lindstrom. These evaluations include a number of assumptions relating* to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditure, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves.

These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of the Corporation. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

Volatility of Oil and Natural Gas Prices

The operational results and financial condition of Grand Banks will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect of the operations, proved reserves and financial conditions of Grand Banks and could result in a reduction of the net production revenue of the Corporation causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings that might be made available to the Corporation are typically determined in part by the borrowing base of the reserves of Grand Banks. A sustained material decline in prices from historical average prices could reduce the borrowing base of the Corporation, therefore reducing the bank credit available to Grand Banks and possibly requiring that a portion of such bank debt be repaid.

Grand Banks uses the full cost method of accounting for oil and natural gas properties. Under this accounting method, capitalized costs are reviewed on a quarterly basis for impairment to ensure that the carrying amount of these *costs is recoverable based on expected future cash flows.*

Operational Hazards and Other Uncertainties

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts and oil spills, each of which could result in substantial damage to oil and natural gas wells, production faculties, other property and the environment or in personal injury.

In accordance with industry practice, Grand Banks is not fully insured against all of these risks, nor are all such risks insurable. Although Grand Banks maintains liability insurance, where available, in an amount that it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Grand Banks could incur significant costs that could have a material adverse affect upon its financial condition. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such equipment or access restrictions may affect the availability and/or cost of such equipment to Grand Banks and may delay exploration and development activities. To the extent Grand Banks is not the operator of its oil and gas properties, the Corporation will be dependent on other operators for timing of activities related to non-operating properties and will be largely unable to direct or control the activities of the operators.

Although property title reviews are completed according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Grand Banks, which could result in the reduction of the revenue received by the Corporation.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry. Grand Banks actively competes for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than Grand Banks.

Key Personnel

The success of Grand Banks depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Corporation. Grand Banks does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of Grand Banks are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Corporation will be able to continue to attract and retain all personnel necessary for the development and operation of its business.

Environmental Risks

The oil and natural gas industry is subject to environmental regulations pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations and guidelines. A breach of such regulations may result in the imposition of fines or issuances of clean-up orders in respect of Grand Banks or its assets. Such regulations may be changed to impose higher standards and potentially more costly obligations on the Corporation. There can be no assurance that future environmental costs will not have a material adverse affect on Grand Banks.

Other Information

Additional information relating to Grand Banks Energy Corporation can be accessed on the Corporation's website at www.grandbanksenergy.com and on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

CORPORATE INFORMATION

Board of Directors

Edward C. McFeely (2)(3)
Chairman of the Board
President & Chief Executive Officer
Grand Banks Energy Corporation

Thomas Bamford (1)(3)
Independent Businessman

Brian H. Gore (2)
Independent Businessman

Kenneth H. Hayes (1)(2)(3)
Chief Executive Officer
Wilderness Energy Corp.

W.J. McNaughton (1)
Independent Businessman

(1) Audit Committee Member
(2) Compensation Committee Member
(3) Reserves Committee Member

Officers

Edward C. McFeely
President & Chief Executive Officer

Keith Wilford, P.Eng.
Vice President Operations

Shawn McDonald, LL.B.
Vice President Land

George Hassler, P.Geol.
Vice President Exploration

David Blain, C.A.
Chief Financial Officer

Andrew D. Grasby, LL.B.
Corporate Secretary
McCarthy Tetrault LLP

Head Office

Suite 1600
444 Fifth Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796
E-Mail: infogbe@grandbanksenergy.com
Website: www.grandbanksenergy.com

Auditors

Deloitte & Touche LLP

Banker

ATB Financial

Legal Counsel

McCarthy Tetrault LLP

Evaluation Engineers

Paddock Lindstrom & Associates Ltd.

Transfer Agent

Computershare Trust Company of Canada

Stock Exchange Listing

TSX Venture Exchange
Trading Symbol: GBE

ABBREVIATIONS

bbl	barrel
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mbbls	thousand barrels
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mcfe	thousand cubic feet equivalent
mcfe/d	thousand cubic feet equivalent per day
mmbtu	million British Thermal Units
mmcf	million cubic feet
mmcf/d	million cubic feet per day
mmcfe	million cubic feet equivalent
mmcfe/d	million cubic feet equivalent per day
2-D	two dimensional
3-D	three dimensional

CONVERSION OF UNITS

1.0 acre	=	0.40 hectares
2.5 acres	=	1.0 hectare
1.0 bbl	=	0.159 cubic metres
6.29 bbls	=	1.0 cubic metre
1.0 foot	=	0.3048 metres
3.281 feet	=	1.0 metre
1.0 mcf	=	28.2 cubic metres
0.035 mcf	=	1.0 cubic metres
1.0 mile	=	1.61 kilometres
0.62 miles	=	1.0 kilometres

Natural gas is equated to oil on the basis of 6 mcf = 1 boe

GRAND BANKS ENERGY CORPORATION
2006 First Quarter Interim Report

BALANCE SHEETS

	March 31 2006	December 31 2005
(000s)	*($)*	*($)*
ASSETS		
Current		
Cash and cash equivalents	**4,623**	5,443
Accounts receivable	**2,800**	3,656
Cash calls receivable	**3,596**	2,042
Prepaid expenses and advances	**88**	100
	11,107	11,241
Property and equipment *(Note 2)*	**32,404**	28,005
Future tax asset *(Note 6)*	**-**	3,090
	43,511	42,336
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**13,683**	9,464
Asset retirement obligation *(Note 3)*	**964**	894
	14,647	10,358
Shareholders' Equity		
Equity instruments *(Note 4)*	**26,266**	29,228
Share purchase loans	**(48)**	(48)
Contributed surplus *(Note 5)*	**2,063**	1,790
Retained earnings	**583**	1,008
	28,864	31,978
	43,511	42,336

See accompanying notes to the financial statements.

On behalf of the Board of Directors:

[signed]
W.J. McNAUGHTON
Chairman of the Audit Committee

[signed]
KENNETH H. HAYES
Director

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

For the Three Months Ended March 31,	**2006**	2005
(000s, except per share amounts)	*($)*	*($)*
Revenue		
Crude oil and liquids	**3,312**	464
Natural gas	**1,294**	1,406
Royalty income	**1**	17
Interest income	**25**	34
	4,632	1,921
Less: royalties	**(787)**	(450)
	3,845	1,471
Expenses		
Accretion of asset retirement obligation *(Note 3)*	**19**	16
Depletion and amortization	**2,848**	1,014
General and administrative	**302**	254
Interest	**48**	28
Production	**692**	333
Stock-based compensation *(Note 7)*	**361**	108
	4,270	1,753
Net loss for the period	**(425)**	(282)
Retained earnings, beginning of period	**1,008**	78
Retained earnings (deficit), end of period	**583**	(204)
Loss per share		
Basic and diluted *(Note 4(e))*	**(0.01)**	(0.01)

See accompanying notes to the financial statements.

STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31,	**2006**	2005
(000s)	*($)*	*($)*
Cash flows from operating activities		
Net loss for the period	**(425)**	(282)
Adjustments for:		
Accretion of asset retirement obligation *(Note 3)*	**19**	16
Depletion and amortization	**2,848**	1,014
Stock-based compensation	**361**	108
Funds flow from operations	**2,803**	856
Changes in non-cash operating working capital balances *(Note 9)*	**(41)**	(690)
	2,762	166
Cash flows from financing activities		
Issue of shares, net	**40**	5,820
Change in non-cash working capital		214
	40	6,034
Cash flows from investing activities		
Proceeds on disposal of property and equipment	**113**	-
Additions to property and equipment	**(7,309)**	(6,673)
Change in non-cash investing working capital *(Note 9)*	**3,574**	870
	(3,622)	(5,803)
Decrease in cash and cash equivalents	**(820)**	397
Cash and cash equivalents, beginning of period	**5,443**	6,852
Cash and cash equivalents, end of period	**4,623**	7,249

See accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS

March 31, 2006 and 2005

1. Nature of Operations

Grand Banks Energy Corporation's ("Grand Banks" or "the Corporation") principal business is the exploration, development and production of oil and gas properties. The Corporation was originally incorporated on June 25, 1969 under the British Columbia Companies Act and changed its name from Pacific Amber Resources Ltd. to Grand Banks Energy Corporation in 2003. The Corporation has been continued under the Alberta Business Corporations Act. The Corporation's common voting shares are listed on the TSX Venture Exchange.

The unaudited interim financial statements of the Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited interim financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. Certain information and disclosures normally required to be included in the notes to the annual financial statements have been condensed or omitted. The interim financial statements should be read in conjunction with the financial statements and the notes hereto for the year ended December 31, 2005, except as otherwise noted.

The financial statements of Grand Banks Energy Corporation ("the Company") as at March 31, 2005 have been compiled by management and approved by the Company's Audit Committee on May 24, 2006. These interim financial statements and MD&A have not been reviewed or audited on behalf of the shareholders by the Company's independent external auditors, Deloitte & Touche.

2. Property and Equipment

	Cost	Accumulated Depletion and Amortization	Net Book Value
(000s)	*($)*	*($)*	*($)*
March 31, 2006			
Furniture and equipment	**107**	**48**	**59**
Petroleum and natural gas properties	**48,060**	**15,715**	**32,345**
	48,167	**15,763**	**32,404**
December 31, 2005			
Furniture and equipment	97	44	53
Petroleum and natural gas properties	40,823	12,871	27,952
	40,920	12,915	28,005

Future development costs relating to proved reserves of $1,300,000 (December 31, 2005 – $2,885,000) have been included in the depletion calculation. The Corporation capitalized nil (March 31, 2005 – $78,000) of general and administrative costs during the three months ended March 31, 2006. The Corporation excluded $2,485,000 (December 31, 2005 – $1,931,000) of undeveloped properties from the depletion calculation as follows:

2. Property and Equipment (continued)

	March 31 2006	December 31 2005
(000s)	*($)*	*($)*
Unproven costs		
Land	**1,182**	1,430
Geological and geophysical	**337**	278
Drilling and completion	**966**	223
	2,485	1,931

The Corporation performed a ceiling test calculation at March 31, 2006 to assess the recoverable value of its oil and gas properties. The oil and gas future prices are based on the commodity price forecast of the Corporation's independent reserve evaluators. These prices have been adjusted for heating content, quality and transportation parameters specific to the Corporation. The following table summarizes the benchmark prices used in the ceiling test calculation:

Year	WTI Oil	CDN/US Exchange Rate	AECO Gas
	($US/bbl)	*($)*	*($CDN/mmbtu)*
2006	60.00	0.85	9.85
2007	57.50	0.85	9.00
2008	55.00	0.85	8.00
2009	52.50	0.85	7.50
2010	50.00	0.85	7.00
2011	47.50	0.85	7.14

Escalate thereafter 2.0% per year.

The undiscounted value of future net revenues from the Corporation's proved reserves exceeded the carrying value of the oil and gas properties at March 31, 2006

3. Asset Retirement Obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

	March 31 2006	December 31 2005
(000s)	*($)*	*($)*
Balance, beginning of year	**894**	341
Liabilities incurred in period	**51**	662
Asset retirement costs incurred	**-**	(274)
Loss on settlement of asset retirement obligation	**-**	98
Accretion expense	**19**	67
Balance, end of period	**964**	894

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation is estimated at $1,677,000 (December 31,2005 – $1,354,000). The obligation was calculated using a credit-adjusted risk free discount rate of 8% and an inflation rate of 2%. It is expected that this obligation will be funded from the Corporation's general resources at the time the costs are incurred with the majority of costs expected to occur between 2009 and 2015. No funds have been set aside to settle this obligation.

4. Equity Instruments

(a) Authorized

The authorized share capital consists of an unlimited number of common shares without nominal or par value.

(b) Issued and Outstanding

	Shares	Amount
(000s)	*(#)*	*($)*
Balance, December 31, 2004	23,272	18,159
Issued on exercise of warrants *(Note 4(g))*	1,808	2,259
Flow-through shares issued *(Note 4(h))*	4,670	9,190
Share issue costs	-	(380)
Balance, December 31, 2005	29,750	29,228
Issued on exercise of options *(Note 4(e))*	**40**	**40**
Transfer from contributed surplus	**-**	**88**
Tax effect flow-through shares [1]	**-**	**(3,090)**
Balance at March 31, 2006	**29,790**	**26,266**

(1) Calculated at an effective rate of 33.62% on renounced expenditures.

(c) Per Share Amounts

The following table summarizes the calculation of basic net loss and diluted net loss per share for the three months ended March 31, 2006 and 2005:

March 31,	2006	2005
(000s, except per share amounts)	*($)*	*($)*
Net loss available to common shareholders	**(425)**	(282)
Weighted average number of common shares outstanding – basic	**29,769**	24,346
Dilutive effect of stock options	**768**	482
Dilutive effect of warrants	**-**	427
Weighted average number of common shares outstanding – diluted	**30,537**	25,255
Net loss per share		
Basic	**(0.01)**	(0.01)
Diluted	**(0.01)**	(0.01)

(d) Flow-Through Share Information

	March 31 2006	December 31 2005
(000s)	*($)*	*($)*
Remaining obligation, beginning of year	**6,740**	5,000
Amount of flow-through shares issued	**-**	9,190
Expenditures incurred	**(3,240)**	(7,450)
Remaining obligation, end of period	**3,500**	6,740

4. Equity Instruments (continued)

(e) Stock Options

The Option Plan allows directors, employees and consultants to be granted incentive based compensation under the Option Plan while allowing a rolling maximum of 10% of the number of issued and outstanding shares from time-to-time to be granted under the Option Plan. Options may be granted under the Option Plan with no vesting provisions at an exercise price as set by the Board of Directors of the Corporation from time-to-time, subject to the limitations of any stock exchange on which the common shares are listed.

As at March 31, 2006, the Corporation had the following stock options outstanding:

	Share Options	Option Price Per Share Range	Weighted Average Exercise Price
	(#000s)	*($)*	*($)*
Outstanding, December 31, 2005	2,310	1.00 – 1.25	1.10
Granted	695	1.65	1.65
Exercised	(40)	1.00	1.00
Outstanding, March 31, 2006	**2,965**	**1.00 – 1.65**	**1.23**

The following table summarizes information about the stock options outstanding at March 31, 2006 and December 31, 2005:

	Options Outstanding			Options Currently Exercisable		
Option Price	Share Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
($)	*(#000s)*	*(Years)*	*($)*	*(#000s)*	*(Years)*	*($)*
March 31, 2006						
1.00	**155**	**2.8**	**1.00**	**115**	**2.0**	**1.00**
1.05	**1,385**	**4.1**	**1.05**	**1,125**	**3.8**	**1.05**
1.15	**150**	**4.6**	**1.15**	**100**	**4.1**	**1.15**
1.25	**580**	**5.3**	**1.25**	**193**	**4.3**	**1.25**
1.65	**695**	**5.9**	**1.65**	**232**	**4.9**	**1.65**
	2,965	**4.7**	**1.23**	**1,765**	**3.9**	**1.15**
December 31, 2005						
1.00	195	3.2	1.00	155	2.6	1.00
1.05	1,385	4.4	1.05	923	3.9	1.05
1.15	150	4.8	1.15	100	4.3	1.15
1.25	580	5.6	1.25	194	4.6	1.25
	2,310	4.6	1.10	1,372	3.9	1.08

4. Equity Instruments (continued)

(f) Warrants

As at March 31, 2006, the Corporation had nil share purchase warrants outstanding as shown in the following table:

Issued	Expiry	Warrant Options	Average Price
		(#000s)	*($)*
Outstanding at December 31, 2004	Aug. & Sept. 2005	2,344	1.25
Exercised		**(1,808)**	**1.25**
Expired	**Aug. & Sept. 2005**	**(536)**	**1.25**
Outstanding at December 31, 2005 and March 31, 2006		**-**	**-**

(g) Issued on Exercise of Options and Warrants

During 2006, the Corporation issued 40,000 (2005 – 1,808,000) common shares at $1.00 to $1.25 per share for cash on the exercise of options and warrants.

(h) Common Shares Issued for Cash

In February 2005, the Corporation issued 3,000,000 flow-through shares at $1.95 per share for gross proceeds of $5,850,000. In December 2005, the Corporation issued 1,670,000 flow-through shares at $2.00 per share for gross proceeds of $3,340,000.

5. Contributed Surplus

	March 31 2006	December 31 2005
(000s)	*($)*	*($)*
Balance, beginning of year	1,790	1,107
Stock compensation costs	361	683
Transfer to equity instruments	(88)	-
Balance, end of period	2,063	1,790

6. Income Taxes

(a) The effective tax rate of income tax varies from the statutory rate as follows:

March 31,	**2006**	2005
(000s)	*($)*	*($)*
Combined federal and provincial tax rates	**33.6%**	37.6%
Expected income tax recovery at statutory rate	**(143)**	(106)
Alberta Royalty Tax Credit	**(19)**	(9)
Crown charges	**45**	114
Resource allowance	**(95)**	(68)
Stock-based compensation	**121**	41
Other	**54**	-
Change valuation allowance	**37**	28
Actual income tax	**-**	-

6. Income Taxes continued

(b) Subject to confirmation by income tax authorities, the Corporation had the following tax pools available to reduce future taxable income:

	March 31 2006	December 31 2005
(000s)	*($)*	*($)*
Cumulative Canadian development expenses	**9,847**	8,182
Cumulative Canadian exploration expenses	**9,382**	9,918
Cumulative Canadian oil and gas property expenses	**1,787**	1,532
Foreign exploration and development expenses	**8,728**	8,948
Earned depletion	**-**	388
Undepreciated capital cost	**5,679**	4,773
Non-capital losses carried forward for tax purposes expiring between 2006 and 2014	**8,010**	8,745
Undeducted share issue costs carried forward	**811**	958
	44,244	43,444

The tax benefit of these tax pools in excess of carrying values has only been recognized to the extent of the future tax liability triggered by the issue of flow-through shares in 2005. A valuation allowance has been recorded for the remainder as the excess does not meet the test of more likely than not realization.

(c) At March 31, 2006, the Corporation had approximately $1,497,000 (2005 – $1,497,000) of capital losses available that have no expiry date and can be used to reduce future capital gains. The tax benefit of these losses has also not been recognized as a future asset as the ultimate realization of the asset value is uncertain.

(d) Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The components of the Corporation's future income tax assets and liabilities are as follows:

	March 31 2006	December 31 2005
(000s)	*($)*	*($)*
Nature of temporary differences		
Property and equipment	**2,192**	4,928
Asset retirement obligation	**(324)**	(301)
Unused non-capital tax losses carried forward	**2,693**	2,955
Share issue costs	**273**	305
Unused capital losses carried forward	**126**	126
	4,960	8,013
Valuation allowance	**(4,960)**	(4,923)
Future income tax asset (liability)	**-**	3,090

7. Stock Compensation

The total fair value of share options granted during the period was estimated at $781,000 (March 31, 2005 – $Nil) using the Black-Scholes option pricing model with the following assumptions:

March 31,	**2006**
Dividend yield	**NIL**
Expected volatility *(%)*	**74**
Risk free rate of return *(%)*	**4.5**
Weighted average life *(years)*	**5**

8. Related Party Transactions

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties and which is similar to those negotiated with third parties. Except as disclosed elsewhere in the financial statements, the Corporation had the following related party transactions:

(a) The Corporation conducts oil and gas exploration and development activities and related transactions with organizations managed or controlled by directors. These transactions are negotiated and conducted using standard industry agreements and terms.

(b) The Corporation incurred consulting fees of $61,000 (2005 – $32,400) to companies controlled by officers of the Corporation for the quarter ended March 31, 2006. These officers did not receive a salary during the period covered by the consulting fees.

(c) Included in general and administrative expenses is $12,000 (2005- $12,000) paid for directors' fees to independent directors for the quarter ended March 31, 2006.

(d) Included in other income is $600 (2005 – $3,700) of interest charged on the share purchase loans for the quarter ended March 31, 2006.

9. Statement of Cash Flows

(a) Changes in non-cash working capital balances are comprised of the following:

March 31,	**2006**	2005
(000s)	*($)*	*($)*
Accounts receivable	**856**	(365)
Cash calls receivable	**(1,554)**	(400)
Prepaid expenses and advances	**12**	(19)
Share purchase loans	**-**	214
Accounts payable and accrued liabilities	**4,219**	164
	3,533	394
Less amounts related to investing activities	**3,574**	870
Less amounts related to financing activities	**-**	214
	(41)	(690)

(b) In the quarter ended March 31, 2006, the cash interest paid was $47,000 (March 31, 2005 – $172,000).

Form 52-109F2 – Certification of Interim Filings

I, DAVID BLAIN, CHIEF FINANCIAL OFFICER OF GRAND BANKS ENERGY CORPORATION certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grand Banks Energy Corporation, (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 24, 2006

"signed David Blain"
David Blain
Chief Financial Officer

Form 52-109F2 – Certification of Interim Filings

I, EDWARD C. MCFEELY, PRESIDENT AND CEO OF GRAND BANKS ENERGY CORPORATION certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grand Banks Energy Corporation, (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 24, 2006

"signed Edward C. McFeely"
Edward C. McFeely
President & CEO

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

Grand Banks Announces First Quarter 2006 Results

Calgary, Alberta – May 24, 2006

The first quarter of 2006 has seen Grand Banks Energy Corporation continue with its strategy of acquiring and developing land prospective for light oil in the Williston Basin, while participating in high impact joint ventures targeting deeper high deliverability gas reservoirs in Alberta.

Production for the quarter averaged 951 boe/d, which is just over double our Q1 2005 average of 473 boe/d. Over the last year, a key corporate challenge has been to replace production from high deliverability but short reserve life gas reserves brought on stream in early 2005. We have largely accomplished that goal with new light oil production from wells drilled on our lands in the Williston Basin. Our production now consists predominantly of light oil (68%). Our current production rate, with all wells on, is in the 850 boe/d range.

We have amassed a very considerable land position exceeding 20,000 net acres in the Williston Basin, and operate an additional 30,000 gross acres (with a 50% working interest) an exploration farm-in joint venture. We drilled the first earning well on the joint venture lands in February earning 4.0 gross sections of land and gathering important reservoir information from the Middle Bakken Sandstone within the Bakken Viewfield play fairway. The next step in the project will be to drill two Bakken horizontal well starting in late May once our contracted drilling rig is able to move after spring break up.

Following this, we will move the rig to the Sinclair area of Manitoba and eastern Saskatchewan to continue our drilling activity targeting the Bakken/Three Forks play. A number of these wells will be horizontals, at a 100% working interest, which we believe will increase production and reserves.

We continue to operate the drilling of a 5,000 meter Leduc Pinnacle test at Harley (Tower Creek) in which the Corporation has a 16.67% non-reverting working interest. We have successfully run intermediate casing to a depth of 3,900 meters, and continue to drill, ahead of schedule and within budget, and expect to reach total depth before the end of June 2006.

HIGHLIGHTS

Three Months Ended March 31,	2006	2005	Change
(000s, except per share amounts)	*($)*	*($)*	*(%)*
Financial Results			
Gross revenues	**4,632**	1,921	141
Net loss	**(425)**	(282)	(51)
Per share – basic	**(0.01)**	(0.01)	-
Per share – diluted	**(0.01)**	(0.01)	-
Funds generated from operations [(1)]	**2,803**	856	227
Per share – basic	**0.09**	0.04	125
Per share – diluted	**0.09**	0.03	200
Additions to property and equipment, net	**7,196**	6,673	8
Total assets	**43,511**	30,934	41
Working capital	**(2,576)**	3,805	(168)
Asset retirement obligation	**964**	477	102
Flow-through share obligations	**3,500**	7,350	(52)
(000s)	*(#)*	*(#)*	*(%)*
Share Data			
Equity outstanding at March 31,			
Common shares	**29,790**	26,541	12
Stock options	**2,965**	1,730	71
Warrants	**-**	2,075	(100)
Fully diluted	**32,755**	30,346	8
Sales Volumes (average)			
Natural gas *(mcf/d)*	**1,844**	2,224	(17)
Crude oil and liquids *(bbls/d)*	**643**	98	556
Royalty income *(boe/d)*	**-**	4	(100)
Average boe/d *(6:1)*	**951**	473	101
Product Prices (average)			
Natural gas *($/mcf)*	**7.80**	7.02	11
Crude oil and liquids *($/bbl)*	**57.21**	52.79	8
	($/boe)	*($/boe)*	*(%)*
Netback Analysis			
Oil and gas revenue *(6:1)*	**53.84**	44.34	21
Royalty expense	**9.20**	10.59	(13)
Operating costs	**8.09**	7.84	3
Netback	**36.55**	25.91	41

(1) Funds generated from operations is a non-GAAP measure that represents net income plus depletion, depreciation and amortization, stock-based compensation, future taxes and other non-cash expenses. See further discussion under Non-GAAP Measures in the Management's Discussion and Analysis.

Operations

Sales Volumes

Total sales increased to an average of 951 boe/d in the first quarter of 2006 from an average of 473 boe/d in the first quarter of 2005. The 478 boe/d improvement was due to a 545 bbls/d increase in crude oil and liquids volumes and a 380 mcf/d decrease in natural gas volumes. The increases in oil and liquids resulted mainly from new wells at Kingsford (425 boe/d) in southeast Saskatchewan and from the Sinclair area (82 boe/d) in southwestern Manitoba and southeastern Saskatchewan. The decline in natural gas volumes was primarily due to declines experienced at Blueberry and Bittern Lake, offset by production gains during the period at Virginia Hills and Kakwa in Alberta. All of the Corporation's sales volumes consisted of natural gas and light to medium crude oil, with no heavy oil.

Drilling

During the first quarter of 2006, Grand Banks participated in 9 wells (6.1 net). The Corporation operated 7 of these wells (6.0 net). This program resulted in 5 (4.4 net) oil wells, 2 (0.2 net) standing wells and 2 (1.5 net) dry holes, for an average 78% (75% net) success rate. By March 31, 2006, all the oil wells had been brought on production.

For a copy of Grand Bank's 2006 financial statements and management discussion and analysis please visit www.sedar.com.

Grand Banks is listed on the TSX-Venture Exchange under the Symbol GBE.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements including expectations of future production. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES.

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

GRAND BANKS ENERGY CORPORATION GRANTS STOCK OPTIONS

Calgary, Alberta – May 26, 2006 Grand Banks Energy Corporation (the "Corporation") announces today the granting of 10,000 stock options exercisable at $1.80 per share to employees for a period of five years from the later of the date of grant or the date of vesting. The options will vest in three equal parts with one part vesting immediately and the other two parts each vesting on the next two subsequent anniversary dates. (On a change of management or control these options vest immediately). After the grant of these options, the Corporation will have a total of 2.97 million options outstanding at an exercise price of $1.00 to $1.80 per share. The Corporation currently has 29.7 million shares outstanding.

The granting of the said options is subject to acceptance by the applicable securities regulatory authorities.

Grand Banks is listed on the TSX-Venture Exchange under the Symbol GBE.

This offering is subject to the approval of the TSX-Venture Exchange.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES.